                                    Form 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

                                  WOLSELEY PLC

                 (Translation of registrant's name into English)

                 Parkview 1220, Arlington Business Park, Theale,
                            Reading RG7 4GA - England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

                       Form 20-F   X          Form 40-F _____
                                 -----

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _____        No    X
                                                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                             82 _____

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FORM 6-K                REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

The following documents are filed herewith:

                                      INDEX

DOCUMENT

Exhibit 1.1      News Release re appointment of new company secretary - 1 July
                 2002

Exhibit 1.2      Notification re substantial shareholdings - 3 July 2002

Exhibit 1.3 News release re acquisition of Wasco group - contains forward looking statements - 4 July 2002

Exhibit 1.4 Notification re interests of directors and connected persons - 11 July 2002

Exhibit 1.5 Notification re interests of directors and connected persons - 12 July 2002

Exhibit 1.6 Notification re notification of major interests in shares - 17 July 2002

Exhibit 1.7      News Release re acquisition of pipeline business - 19 July 2002

Exhibit 1.8      News Release re trading update - 24 July 2002

Exhibit 1.9      Companies House forms 288a, 288b, 288c and various forms 88(2)


                              SAFE HARBOR STATEMENT

     Exhibit 1.3 attached hereto contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995, including statements regarding Wolseley's entry into and growth of the Dutch market, the expansion of product lines, achievement of target returns on capital and additional acquisitions in The Netherlands. Forward-looking statements involve risks and uncertainties. Wolseley's actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including, but not limited to, risks associated with changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in the US, Canada and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley's growth strategy; fluctuations in product pricing; Wolseley's ability to manage its growth; actions of competitors; risks related to Wolseley's international operations; Wolseley's ability to identify, successfully integrate and realize synergies from acquired companies; Wolseley's ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley's ability to retain and attract personnel; continued development of e-business distribution alternatives; and

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FORM 6-K                REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission


changes in exchange rates. For a discussion of these and other factors which may cause Wolseley's results to differ materially from the forward-looking statements set forth in the press release, please read the discussion of these risks in the documents Wolseley files from time to time with Securities and Exchange Commission, including Wolseley's Registration Statement on Form 20-F.

     Wolseley does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

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FORM 6-K                REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WOLSELEY plc
                                                (Registrant)

                                                By: /s/ Mark J. White
                                                   ----------------------------
                                                   Mark J. White
                                                   Group Company Secretary